FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 25, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and capital management (continued)

Market turmoil exposures

Explanatory note

These disclosures provide information on certain elements of the Group's business activities affected by the unprecedented market events of the second half of 2007 and through 2008 and 2009, the majority of which reside within Non-Core and, to a lesser extent, Global Banking & Markets ('GBM'), US Retail & Commercial and Group Treasury.  For certain disclosures the information presented has been analysed into the Group's Core and Non-Core businesses.

Asset-backed securities

The Group structures, originates, distributes and trades debt in the form of loan, bond and derivative instruments, in all major currencies and debt capital markets in North America, Western Europe, Asia and major emerging markets. The carrying value of the Group's debt securities at 31 December 2009 was £249.1 billion (2008 - £253.2 billion).  This comprised:

	2009		2008
	Group before RFS Holdings minority interest	Group	Group before RFS Holdings minority interest	Group
	£bn	£bn	£bn	£bn

Securities issued by central and local governments	134.1	146.9	95.1	105.8
Asset-backed securities	87.6	88.1	111.1	111.1
Securities issued by corporates, US federal agencies and other entities	13.4	14.4	24.3	26.2
Securities issued by banks and building societies	14.0	17.8	22.7	24.4

Total debt securities	249.1	267.2	253.2	267.5

This section focuses on asset-backed securities, an area of interest following the market dislocations in 2007 and 2008.  Asset-backed securities (ABS) are securities with an interest in an underlying pool of referenced assets.  The risks and rewards of the referenced pool are passed onto investors by the issue of securities with varying seniority, by a special purpose entity.

The Group has exposures to ABS which are predominantly debt securities but can also be held in derivative form. These positions had been acquired primarily through the Group's activities in the US leveraged finance market which expanded during 2007.  These include residential mortgage backed securities (RMBS), commercial mortgage backed securities (CMBS), ABS collateralised debt obligations (CDOs) and collateralised loan obligations (CLOs) and other ABS.  In many cases the risk on these assets is hedged by way of credit derivative protection, purchased over the specific asset or relevant ABS indices.  The counterparty to some of these hedge transactions are monoline insurers (see Monoline insurers on page 157).

The following table summarises the gross and net exposures and carrying values of these securities by geography - US, UK, other Europe and rest of the world (RoW) and by the measurement classification - held-for-trading (HFT), available-for-sale (AFS), loans and receivables (LAR) and designated at fair value through profit or loss (DFV) - of the underlying assets at 31 December 2009.

Risk and capital management(continued)

Market turmoil exposures: Asset-backed securities (continued)

Asset-backed securities by geography and measurement classification

	US	UK	Other Europe (4)	RoW	Total	HFT	AFS	LAR	DFV
	£m	£m	£m	£m	£m	£m	£m	£m	£m

2009
Gross exposure:(1)
RMBS: G10 governments(2)	26,693	314	16,594	94	43,695	13,536	30,159	-	-
RMBS: prime	2,965	5,276	4,567	222	13,030	6,274	5,761	848	147
RMBS: non-conforming	1,341	2,138	128	-	3,607	635	1,498	1,474	-
RMBS: sub-prime	1,668	724	195	561	3,148	1,632	1,020	479	17
CMBS	3,422	1,781	1,420	75	6,698	2,936	1,842	1,711	209
CDOs	12,382	329	571	27	13,309	9,080	3,923	305	1
CLOs	9,092	166	2,169	1,173	12,600	5,346	6,581	673	-
Other ABS	3,587	1,980	5,031	1,569	12,167	2,912	5,252	3,985	18

Total	61,150	12,708	30,675	3,721	108,254	42,351	56,036	9,475	392

Carrying value:
RMBS: G10 governments(2)	27,034	305	16,183	33	43,555	13,397	30,158	-	-
RMBS: prime	2,697	4,583	4,009	212	11,501	5,133	5,643	583	142
RMBS: non-conforming	958	1,957	128	-	3,043	389	1,180	1,474	-
RMBS: sub-prime	977	314	146	387	1,824	779	704	324	17
CMBS	3,237	1,305	924	43	5,509	2,279	1,638	1,377	215
CDOs	3,275	166	400	27	3,868	2,064	1,600	203	1
CLOs	6,736	112	1,469	999	9,316	3,296	5,500	520	-
Other ABS	2,886	1,124	4,369	1,187	9,566	1,483	4,621	3,443	19

Total	47,800	9,866	27,628	2,888	88,182	28,820	51,044	7,924	394

Net exposure:(3)
RMBS: G10 governments(2)	27,034	305	16,183	33	43,555	13,397	30,158	-	-
RMBS: prime	2,436	3,747	3,018	172	9,373	3,167	5,480	584	142
RMBS: non-conforming	948	1,957	128	-	3,033	379	1,180	1,474	-
RMBS: sub-prime	565	305	137	290	1,297	529	427	324	17
CMBS	2,245	1,228	595	399	4,467	1,331	1,556	1,377	203
CDOs	743	124	382	26	1,275	521	550	203	1
CLOs	1,636	86	1,104	39	2,865	673	1,672	520	-
Other ABS	2,117	839	4,331	1,145	8,432	483	4,621	3,309	19

Total	37,724	8,591	25,878	2,104	74,297	20,480	45,644	7,791	382

For notes to this table refer to page 153.

Risk and capital management (continued)

Market turmoil exposures: Asset-backed securities (continued)

Asset-backed securities by geography and measurement classification (continued)

The table below summarises ABS carrying values and net exposures by geography and measurement classification at 31 December 2008.

	US	UK	Other Europe (4)	RoW	Total	HFT	AFS	LAR	DFV
	£m	£m	£m	£m	£m	£m	£m	£m	£m

2008
Carrying value:
RMBS: G10 governments (2)	33,508	321	17,682	46	51,557	18,631	32,926	-	-
RMBS: prime	5,623	4,754	6,154	246	16,777	7,272	8,769	570	166
RMBS: non-conforming	1,111	2,906	-	-	4,017	352	2,183	1,482	-
RMBS: sub-prime	1,824	445	439	381	3,089	1,594	913	566	16
CMBS	2,145	1,395	1,646	141	5,327	2,751	1,126	1,437	13
CDOs	8,275	259	441	45	9,020	4,389	4,280	351	-
CLOs	6,428	329	2,605	255	9,617	3,385	5,299	933	-
Other ABS	3,582	1,622	5,098	1,437	11,739	1,505	6,572	3,621	41

	62,496	12,031	34,065	2,551	111,143	39,879	62,068	8,960	236

Net exposure: (3)
RMBS: G10 governments (2)	33,508	321	17,682	46	51,557	18,631	32,926	-	-
RMBS: prime	5,548	3,667	5,212	215	14,642	5,138	8,768	570	166
RMBS: non-conforming	1,106	2,906	-	-	4,012	346	2,184	1,482	-
RMBS: sub-prime	358	408	380	313	1,459	346	571	526	16
CMBS	1,147	1,225	1,095	79	3,546	1,178	918	1,437	13
CDOs	2,402	127	311	-	2,840	1,618	873	349	-
CLOs	874	259	2,139	171	3,443	845	1,665	933	-
Other ABS	3,507	1,367	4,299	1,256	10,429	196	6,572	3,621	40

	48,450	10,280	31,118	2,080	91,928	28,298	54,477	8,918	235

Notes:

(1)	Gross exposures represent the principal amounts relating to asset-backed securities.
(2)	RMBS: G10 government securities comprises securities that are:
	(a)	Guaranteed or effectively guaranteed by the US government, by way of its support for US federal agencies and Government sponsored enterprises (GSEs);
	(b)	Guaranteed by the Dutch government; and
	(c)	Covered bonds, referencing primarily Dutch and Spanish government-backed loans.
(3)

Net exposures represent the carrying value after taking account of hedge protection purchased from monoline insurers and other counterparties but exclude the effect of counterparty credit valuation adjustments.  The hedges provide credit protection of principal and interest cashflows in the event of default by the counterparty.  The value of this protection is based on the underlying instrument being protected.

(4)

Includes prime RMBS in RFS Holdings minority interests at 31 December 2009 comprising gross exposure: £558 million, carrying value: £579 million, and net exposure: £579 million. There was no ABS in RFS Holdings minority interest at 31 December 2008.

Risk and capital management (continued)

Market turmoil exposures: Asset-backed securities (continued)

Asset-backed securities by rating and valuation hierarchy level

The table below summarises the ratings and valuation hierarchy levels of ABS carrying values.

	Ratings (1)					Of which carried at fair value (2)
	AAA rated (1)	BBB- rated and above (1)	Non- Investment grade	Not publicly rated	Total	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m

2009
RMBS: G10 governments	43,005	550	-	-	43,555	43,555	-	43,555
RMBS: prime	9,211	1,731	558	1	11,501	10,696	221	10,917
RMBS: non-conforming	1,980	467	594	2	3,043	1,549	21	1,570
RMBS: sub-prime	578	514	579	153	1,824	1,371	128	1,499
CMBS	3,440	1,920	147	2	5,509	4,000	134	4,134
CDOs	616	2,141	849	262	3,868	2,640	1,025	3,665
CLOs	2,718	5,232	636	730	9,316	7,978	818	8,796
Other ABS	4,099	4,516	152	799	9,566	5,177	946	6,123

	65,647	17,071	3,515	1,949	88,182	76,966	3,293	80,259

2008
RMBS: G10 governments	51,548	-	-	9	51,557	51,322	235	51,557
RMBS: prime	15,252	1,417	106	2	16,777	16,061	146	16,207
RMBS: non-conforming	3,532	337	146	2	4,017	2,486	50	2,536
RMBS: sub-prime	1,362	936	790	1	3,089	2,459	64	2,523
CMBS	3,702	1,586	38	1	5,327	3,315	574	3,889
CDOs	4,510	2,041	2,088	381	9,020	6,922	1,748	8,670
CLOs	7,299	1,601	268	449	9,617	7,721	963	8,684
Other ABS	6,649	3,519	242	1,329	11,739	6,676	1,442	8,118

	93,854	11,437	3,678	2,174	111,143	96,962	5,222	102,184

Notes:
(1)	Credit ratings are based on those from rating agency Standard & Poor's (S&P). Moody's and Fitch have been mapped onto the S&P scale.
(2)	Fair value hierarchy levels 2 and 3 as defined by IFRS.

Risk and capital management (continued)

Market turmoil exposures: Asset-backed securities (continued)

Key points

•

Total asset-backed securities decreased from £111.1 billion at 31 December 2008 to £88.2 billion at 31 December 2009, due principally to exchange rate movements and the significant sell-down activity which took place in the first half of the year. In addition, credit spreads widened in the first half of the year, further reducing carrying values, although this was off-set to some extent by spreads tightening in the second half of the year.  Sales have been limited in the second half of the year, however maturities have continued to reduce the balance sheet exposures.

•	Life-to-date net valuation losses on ABS held at 31 December 2009, including impairment provisions, were £20.1 billion comprising:

	•	RMBS: £3.6 billion, of which £0.7 billion was in US sub-prime and £2.3 billion in European assets;

	•	CMBS: £1.2 billion;

	•	CDOs: £9.4 billion and CLOs: £3.3 billion, significantly all in Non-Core; and

	•	Other ABS: £2.6 billion.

•	The majority of the Group's exposure to ABS is through government-backed RMBS, amounting to £43.6 billion at 31 December 2009 (2008 - £51.6 billion), and includes:

•

US government-backed securities, comprising mainly current year vintage positions, were £27.0 billion (2008 - £33.5 billion). Due to the US government backing, explicit or implicit, for these securities, the counterparty credit risk exposure is low.  This is comprised of:

•     HFT securities of £13.4 billion (2008 - £18.6 billion).  These securities are actively transacted and possess a high degree of liquidity. Trading in this portfolio has shifted to more recent vintages;

• AFS securities of £13.6 billion (2008 - £14.9 billion) relating to liquidity portfolios held by US Retail & Commercial; and

•     The decrease in exposure over the year were due to foreign exchange movements driven by the strengthening of sterling against the US dollar in the first half of the year and a decrease in the balances in the second half of the year.

•

Other European government-backed exposures of £16.2 billion. This largely comprises liquidity portfolios of £15.6 billion held by Group Treasury (2008 - £17.7 billion) in European government-backed RMBS, referencing primarily Dutch and Spanish government-backed loans and covered mortgage bonds. The portfolio reduced during the year, driven primarily by exchange rate movements partially off-set by improved prices mainly during the second half of the year.

•

The Group has other portfolios of RMBS from secondary trading activities, warehoused positions previously acquired with the intention of securitisation, and a portfolio of assets from the unwinding of the Group's securities arbitrage conduit in 2008.

•

Material disposals of prime RMBS occurred in the first half of the year, in particular £1.5 billion of 2005 vintage US securities, £0.5 billion of Spanish and Portuguese mortgages and £0.6 billion of positions which were hedged.

Risk and capital management (continued)

Market turmoil exposures: Asset-backed securities (continued)

Key points (continued)

•

CDOs decreased from £9.0 billion at 31 December 2008 to £3.9 billion at 31 December 2009, driven primarily by significant declines in prices, together with foreign exchange movements, in the first half of the year.

•

Subprime balances decreased across ratings, geographies and vintages, due to pay-downs, maturities and sales during the year, while non-conforming exposures fell mainly due to UK AAA-rated AFS redemptions. During the third quarter, improved prices off-set the effect of redemptions in some portfolios.

•	US Mortgage trading in GBM, US Retail and Commercial are in Core.

•	Many of the assets, primarily CDOs and CLOs, in Non-Core Trading have market hedges in place which gives rise to a significant difference between the carrying value and the net exposure.

•	AAA-rated assets decreased from £93.9 billion at 31 December 2008 to £65.6 billion at 31 December 2009 primarily as a result of the sell-down activity of prime and government-backed securities.

•	There was no significant change in the percentage of asset-backed securities classified as level 2 and level 3 assets year-on-year (2009 - 87% and 4% respectively, 2008 - 87% and 5% respectively).

•	There were significant downgrades of AAA-rated CLOs to BBB during the year.

Risk and capital management(continued)

Market turmoil exposures: Credit valuation adjustments

Credit valuation adjustments (CVA)

CVA represents an estimate of the adjustment to arrive at fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. The Group makes credit adjustments to derivative exposures it has to counterparties as well as debit valuation adjustments (DVA) to liabilities issued by the Group. The Group's methodology used for deriving DVA is different to that used for CVA and is discussed within Note 13 Financial Instruments - own credit on page 100.

The Group has purchased protection on its asset-backed exposures from monoline insurers ('monolines'), credit derivative product companies (CDPCs) and other counterparties. The Group makes CVAs to exposures it has to these counterparties.  The CVAs at 31 December 2009 are set out below.

	2009	2008
	£m	£m

Monoline insurers	3,796	5,988
CDPCs	499	1,311
Other counterparties	1,588	1,738

Total CVA adjustments	5,883	9,037

Key points

•

During 2009, there was a significant reduction in the level of CVA held against exposures to monoline insurers and CDPCs, primarily driven by a reduction in the gross exposures to these counterparties due to a combination of restructuring certain trades and higher prices of underlying reference instruments;

•	The reduction in CVA held against exposures to other counterparties was primarily driven by a reduction in counterparty risk due to credit spreads tightening.

Monoline insurers

The Group has purchased protection from monolines, mainly against specific asset-backed securities. Monolines specialise in providing credit protection against the principal and interest cash flows due to the holders of debt instruments in the event of default by the debt instrument counterparty.  This protection is typically held in the form of derivatives such as credit default swaps (CDSs) referencing underlying exposures held directly or synthetically by the Group.

The gross mark-to-market of the monoline protection depends on the value of the instruments against which protection has been bought.  A positive fair value, or a valuation gain, in the protection is recognised if the fair value of the instrument it references decreases.  For the majority of trades the gross mark-to-market of the monoline protection is determined directly from the fair value price of the underlying reference instrument.  For the remainder of the trades the gross mark-to-market is determined using industry standard models.

Risk and capital management (continued)

Market turmoil exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)

The methodology employed to calculate the monoline CVA uses CDS spreads and recovery levels to determine the market implied level of expected loss on monoline exposures of different maturities. CVA is calculated at a trade level by applying the expected loss corresponding to each trade's expected maturity to the gross mark-to-market of the monoline protection.  The expected maturity of each trade reflects the scheduled notional amortisation of the underlying reference instruments and whether payments due from the monoline insurer are received at the point of default or over the life of the underlying reference instruments.

The table below summarises the Group's exposure to monolines, all of which are in the Non-Core division.

	2009	2008
	£m	£m

Gross exposure to monolines	6,170	11,581
Hedges with financial institutions	(531)	(789)
Credit valuation adjustment	(3,796)	(5,988)

Net exposure to monolines	1,843	4,804

CVA as a % of gross exposure	62%	52%

Key points

•

The exposure to monoline insurers has decreased considerably during 2009 due to a combination of restructuring certain exposures and higher prices of underlying reference instruments. The trades with monoline insurers are predominantly denominated in US dollars, and the strengthening of sterling against the US dollar during 2009 has further reduced the exposure.

•

The overall level of CVA has decreased, in line with the reduction in exposure to these counterparties. However, relative to the exposure to monoline counterparties, the CVA has increased from 52% to 62% due to a combination of wider credit spreads and lower recovery rates. These moves have been driven by deterioration in the credit quality of the monoline insurers as evidenced by rating downgrades (as shown in the following table, together with the Group's exposure to monoline insurers by asset category).

•

Counterparty and credit RWAs relating to risk structures incorporating gross monoline exposures increased from £7.3 billion to £13.7 billion over the year.  The increase was driven by revised credit assessments of these counterparties in the first nine months of the year, partially off-set by reductions in Q4 due to restructuring.

Risk and capital management(continued)

Market turmoil exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)

The table below summarises monoline exposures by rating.

	Notional amount: protected assets	Fair value: protected assets	Gross exposure	Credit valuation adjustment	Hedges	Net exposure to monoline insurers
	£m	£m	£m	£m	£m	£m

2009
AA rated	7,143	5,875	1,268	378	-	890
Sub-investment grade	12,598	7,696	4,902	3,418	531	953

Total	19,741	13,571	6,170	3,796	531	1,843

Of which:
CDOs	2,284	797	1,487	1,059
RMBS	82	66	16	2
CMBS	4,253	2,034	2,219	1,562
CLOs	10,007	8,584	1,423	641
Other ABS	2,606	1,795	811	410
Other	509	295	214	122

	19,741	13,571	6,170	3,796

2008
AA rated	8,937	6,537	2,400	1,067	-	1,333
BBB rated	16,895	8,396	8,499	4,426	768	3,305
Sub-investment grade	2,188	1,506	682	495	21	166

Total	28,020	16,439	11,581	5,988	789	4,804

Of which:
CDOs	5,779	1,395	4,384	2,201
RMBS	93	65	28	10
CMBS	4,849	2,388	2,461	1,429
CLOs	12,865	9,673	3,192	1,556
Other ABS	3,666	2,460	1,206	617
Other	768	458	310	175

	28,020	16,439	11,581	5,988

Credit ratings are based on those from rating agencies Standard & Poor's (S&P) and Moody's. Where the ratings differ, the lower of the two is taken.

Key points

•	The majority of the current exposure is to sub-investment grade monoline counterparties. Nearly all such counterparties were down-graded during the year.

•	The main exposure relates to CMBS, CDOs and CLOs.

•	CDO and CLO prices improved during the year, mostly in the last quarter, whilst CMBS deteriorated slightly overall during the year, with a slight improvement in Q4.

Risk and capital management (continued)

Market turmoil exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)

A number of debt instruments with monoline protection were reclassified from held-for-trading to available-for-sale with effect from 1 July 2008.  Changes in the fair value since the reclassification are only recognised in the income statement to the extent that they are considered impairments. Changes in the fair value of the related monoline protection continue to be recorded in the income statement.  Higher prices of these debt securities in 2009 gave rise to net losses from the corresponding decrease in the gross mark-to-market of the related monoline protection.  The reclassification gave rise to profits in 2008.  A summary of the reclassified debt securities held at 31 December 2009 is shown in the table below:

£m

Fair value at 1 July 2008 (1)	6,248
Fair value at 31 December 2009 (2)	5,022

Notes:

(1)	Represents the fair value of the reclassified debt securities, adjusted for principal based cash flows between 1 July 2008 and 31 December 2009.
(2)	Of the net change in fair value, fair value losses of £563 million have not been recognised in the income statement.

If the debt securities had not been reclassified, all changes in fair value would have been recognised in the income statement and would be off-set by changes in the fair value of the related monoline CDS. The extent to which the level of impairments recorded differs from the fair value changes gives rise to a net profit or loss that, but for the reclassification, would have been recorded for accounting purposes.

The net income statement effect relating to monoline exposures is shown below.

£m

Credit valuation adjustment at 1 January 2009	(5,988)
Credit valuation adjustment at 31 December 2009	(3,796)

Decrease in credit valuation adjustment	2,192
Net debit relating to realisation, hedges, foreign exchange and other movements	(3,290)
Net debit relating to reclassified debt securities	(1,468)

Net debit to income statement (1)	(2,566)

Note:

(1)	Comprises a loss of £2,387 million recorded as income from trading activities, £239 million of impairment losses and £60 million of other income relating to reclassified debt securities.

Key points

•	Realised losses arising from restructuring certain exposures, together with the impact of the US dollar weakening against sterling, are the primary components of the £3.3 billion above.

•

The net loss arising from the reclassification of debt securities is due to the difference between   impairment losses on these available-for-sale securities and the gains that would have been reported in the income statement if these assets had continued to be accounted for as held-for-trading.

Risk and capital management (continued)

Market turmoil exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)

The Group also has indirect exposures to monoline insurers through wrapped securities and other assets with credit enhancement monoline insurers.  These securities are traded with the benefit of this credit enhancement.  Any deterioration in the credit rating of the monoline is reflected in the fair value of these assets.

Credit derivative product companies (CDPC)

A CDPC is a company that sells protection on credit derivatives. CDPCs are similar to monoline insurers, however they are not regulated as insurers.

The Group has purchased credit protection from CDPCs through tranched and single name credit derivatives.  The Group's exposure to CDPCs is predominantly due to tranched credit derivatives (tranches).  A tranche references a portfolio of loans and bonds and provides protection against total portfolio default losses exceeding a certain percentage of the portfolio notional (the attachment point) up to another percentage (the detachment point).  The Group has predominantly traded senior tranches with CDPCs, the average attachment and detachment points are 15% and 51% respectively (2008 - 16% and 50% respectively), and the majority of the loans and bonds in the reference portfolios are investment grade.

The gross mark-to-market of the CDPC protection is determined using industry standard models.  The methodology employed to calculate the CDPC CVA is different to that outlined above for monolines, as there are no market observable credit spreads and recovery levels for these entities. The level of expected loss on CDPC exposures is estimated by analysing the underlying trades and the cost of hedging expected default losses in excess of the capital available in each vehicle.

A summary of the Group's exposure to CDPCs is detailed below:

	2009	2008
	£m	£m

Gross exposure to CDPCs	1,275	4,776
Credit valuation adjustment	(499)	(1,311)

Net exposure to CDPCs	776	3,465

CVA as a % of gross exposure	39%	27%

Risk and capital management (continued)

Market turmoil exposures: Credit valuation adjustments (continued)

Credit derivative product companies (continued)

Key points

•

The exposure to CDPCs reduced significantly during the year mainly due to a combination of tighter credit spreads of the underlying reference loans and bonds, and a decrease in the relative value of senior tranches compared with the underlying reference portfolios. The trades with CDPCs are predominantly US and Canadian dollar denominated, and the strengthening of sterling against the US dollar has further reduced the exposure, partially off-set by the weakening of sterling against the Canadian dollar.

•

The overall level of CVA decreased, in line with the reduction in exposure to these counterparties, however on a relative basis the CVA has increased from 27% to 39%.  This reflects the perceived deterioration of the credit quality of the CDPCs as reflected by ratings down-grades. Further analysis of the Group's exposure to CDPCs by counterparty credit rating is shown in the following table.

•

Counterparty and credit RWAs relating to gross CDPC exposures increased from £5.0 billion to £7.5 billion over the year. In addition, regulatory capital deductions of £347 million were taken at the end of the year (2008 - nil).

The table below summarises CDPC exposures by rating.

	Notional amount: protected assets	Fair value: protected reference assets	Gross exposure	Credit valuation adjustment	Net exposure to CDPCs
	£m	£m	£m	£m	£m

2009
AAA rated	1,658	1,637	21	5	16
BBB rated	1,070	1,043	27	9	18
Sub-investment grade	17,696	16,742	954	377	577
Rating withdrawn	3,926	3,653	273	108	165

	24,350	23,075	1,275	499	776

2008
AAA rated	6,351	4,780	1,571	314	1,257
AA rated	12,741	10,686	2,055	594	1,461
A rated	1,546	1,321	225	79	146
BBB rated	4,601	3,676	925	324	601

	25,239	20,463	4,776	1,311	3,465

Risk and capital management(continued)

Market turmoil exposures: Credit valuation adjustments (continued)

Credit derivative product companies (continued)

Key points

•

Nearly all of the current exposure is to CDPCs that are either sub-investment grade or have had their rating withdrawn in 2009. The majority of CDPC counterparties suffered rating downgrades during the year.

•	£750 million of the net exposure at 31 December 2009 is in the Non-Core division, including all of the sub-investment grade exposure.

The net income statement effect arising from CDPC exposures is shown below.

£m

Credit valuation adjustment at 1 January 2009	(1,311)
Credit valuation adjustment at 31 December 2009	(499)

Decrease in credit valuation adjustment	812
Net debit relating to hedges, foreign exchange and other movements	(1,769)

Net debit to income statement (income from trading activities)	(957)

Key points

•

The Group has additional hedges in place which effectively cap the exposure to CDPCs where the Group has significant risk. As the exposure to these CDPCs has reduced, losses have been incurred on the additional hedges.

•	These losses, together with losses arising on trades hedging CVA, are the primary components of the £1.8 billion above.

CVA attributable to other counterparties

CVA for all other counterparties is calculated on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the credit risk.

Expected losses are determined from market implied probability of defaults and internally assessed recovery levels. The probability of default is calculated with reference to observable credit spreads and observable recovery levels. For counterparties where observable data does not exist, the probability of default is determined from the average credit spreads and recovery levels of baskets of similarly rated entities.  A weighting of 50% to 100% is applied to arrive at the CVA.  The weighting reflects portfolio churn and varies according to the counterparty credit quality.

Risk and capital management (continued)

Market turmoil exposures: Credit valuation adjustments (continued)

CVA attributable to other counterparties (continued)

Expected losses are applied to estimated potential future exposures which are modelled to reflect the volatility of the market factors which drive the exposures and the correlation between those factors. Potential future exposures arising from vanilla products (including interest rate and foreign exchange derivatives) are modelled jointly using the Group's Core counterparty risk systems. At 31 December 2009, over 75% of the Group's CVA held in relation to other counterparties arises on these vanilla products.  The exposures arising from all other product types are modelled and assessed individually. The potential future exposure to counterparties is the aggregate of the exposures arising on the underlying product types.

Correlation between exposure and counterparty risk is also incorporated within the CVA calculation where this risk is considered significant.  The risk primarily arises on trades with emerging market counterparties where the gross mark-to-market value of the trade, and therefore the counterparty exposure, increases as the strength of the local currency declines.

Collateral held under a credit support agreement is factored into the CVA calculation.  In such cases where the Group holds collateral against counterparty exposures, CVA is held to the extent that residual risk remains.

CVA is held against exposures to all counterparties with the exception of the CDS protection that the Group has purchased from HM Treasury, as part of its participation in the Asset Protection Scheme, due to the unique features of this derivative.

The net income statement effect arising from the change in level of CVA for all other counterparties and related trades is shown in the table below.

£m

Credit valuation adjustment at 1 January 2009	(1,738)
Credit valuation adjustment at 31 December 2009	(1,588)

Decrease in credit valuation adjustment	150
Net debit relating to hedges, foreign exchange and other movements	(841)

Net debit to income statement (income from trading activities)	(691)

Risk and capital management (continued)

Market turmoil exposures: Credit valuation adjustments (continued)

CVA attributable to other counterparties (continued)

Key points

•

Losses arose on trades hedging the CVA held against other counterparties due to credit spreads tightening. These losses, together with realised losses from counterparty defaults, are the primary cause of the loss arising on foreign exchange, hedges, realisations and other movements.

•	The net income statement effect was driven by updates to the CVA methodology, hedges and realised defaults off-setting CVA movements.

•

The primary update applied to the CVA methodology reflected a market wide shift in the approach to pricing and managing counterparty risk.  The methodology change related to the calculation of the probability of default.  The basis for this calculation moved from a blend of market implied and historic measure to the market implied methodology set out above.  Other updates to the methodology were made to reflect the correlation between exposure and counterparty risk.

•

Prior to the update to the CVA methodology, CVA moves driven by changes to the historic element of the blended measure were not hedged, resulting in losses during the year arising from related CVA increases.

•

The CVA is calculated on a portfolio basis and reflects an estimate of the losses that will arise across the portfolio due to counterparty defaults. It is not possible to perfectly hedge the risks driving the CVA and this leads to differences between CVA and hedge movements. Differences also arise between realised default losses and the proportion of CVA held in relation to individual counterparties.

Risk and capital management (continued)

Market turmoil exposures: Leveraged finance

Leveraged finance is commonly employed to facilitate corporate finance transactions, such as acquisitions or buy-outs, and is so called due to the high ratio of debt to equity (leverage) common in such transactions.  A bank acting as a lead manager for a leveraged finance transaction will typically underwrite a loan, alone or with others, and then syndicate the loan to other participants.  The Group typically held a portion of these loans as part of its long-term portfolio once primary syndication is completed ('hold portfolio').  Most of the leveraged finance loans held as part of syndicated lending portfolio were reclassified from held-for-trading to loans and receivables with effect from 1 July 2008.

Leveraged finance provided by the Group that has been drawn down by the counterparty is reported on the balance sheet in loans and advances.  Undrawn amounts of the facility provided to the borrower are reported in memorandum items - commitments to lend.

The table below shows the Group's global markets sponsor-led leveraged finance exposures by industry and geography.  The gross exposure represents the total amount of leveraged finance committed by the Group (drawn and undrawn).  The net exposure represents the balance sheet carrying values of drawn leveraged finance and the total undrawn amount.  The difference between gross and net exposures is principally due to the cumulative effect of impairment provisions and historic write-downs on assets prior to reclassification.

	2009					2008
	Americas	UK	Other Europe	RoW	Total	Americas	UK	Other Europe	RoW	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure:
TMT (2)	1,781	1,656	1,081	605	5,123	2,507	1,484	2,001	535	6,527
Industrial	1,584	1,523	1,781	207	5,095	1,686	1,612	1,924	188	5,410
Retail	17	476	1,354	71	1,918	268	1,285	1,440	89	3,082
Other	244	1,527	1,168	191	3,130	487	1,391	1,282	126	3,286

	3,626	5,182	5,384	1,074	15,266	4,948	5,772	6,647	938	18,305

Net exposure:
TMT (2)	1,502	1,532	1,045	590	4,669	2,247	1,385	1,982	534	6,148
Industrial	524	973	1,594	205	3,296	607	1,157	1,758	186	3,708
Retail	17	445	1,282	68	1,812	223	978	1,424	89	2,714
Other	244	1,461	1,147	191	3,043	484	1,307	1,281	127	3,199

	2,287	4,411	5,068	1,054	12,820	3,561	4,827	6,445	936	15,769

Of which:
Drawn	1,944	3,737	3,909	950	10,540	2,511	4,125	5,159	824	12,619
Undrawn	343	674	1,159	104	2,280	1,050	702	1,286	112	3,150

	2,287	4,411	5,068	1,054	12,820	3,561	4,827	6,445	936	15,769

Notes:

(1)	All the above exposures are in Non-Core.
(2)	Telecommunications, media and technology.
(3)	There were no held-for-trading exposures at 31 December 2009 (2008 - £102 million).

Risk and capital management (continued)

Market turmoil exposures: Leveraged finance (continued)

The table below analyses the movements in leveraged finance exposures for the year ended 31 December 2009.

	Drawn	Undrawn	Total
	£m	£m	£m

Balance at 1 January 2009	12,619	3,150	15,769
Transfers in (from credit trading business)	563	41	604
Sales	(247)	(144)	(391)
Repayments and facility reductions	(934)	(392)	(1,326)
Funded deals	166	(166)	-
Lapsed/collapsed deals	-	(19)	(19)
Changes in fair value	(31)	-	(31)
Accretion of interest	100	-	100
Impairment provisions	(1,041)	-	(1,041)
Exchange and other movements	(655)	(190)	(845)

Balance at 31 December 2009	10,540	2,280	12,820

Key points

•

Since the beginning of the credit market dislocation in the second half of 2007, investor appetite for leveraged loans and similar risky assets has fallen dramatically, with higher perceived risk of default due to the leverage involved. Furthermore, secondary prices of leveraged loans traded fell due to selling pressure and margins increasing, as well as reduced activity in the primary market.

•	During 2009 the Group's sterling exposure has declined, largely as a result of the weakening of the US dollar and euro against sterling during the period.

•	There have also been a number of credit impairments and write-offs during 2009, including some names which the Group previously held as part of its syndicate portfolio.

•	Early repayments as a result of re-financings have further reduced the exposure.

Not included in the table above are:
•

UK Corporate leveraged finance net exposures of £7.1 billion at 31 December 2009 (2008 - £6.9 billion) related to debt and banking facilities provided to UK mid-corporates. Of this, £1.4 billion related to facilities provided to clients in the retail sector and £2.1 billion to the industrial sector (2008 - £1.4 billion and £2.5 billion respectively).

•	Ulster Bank leveraged finance net exposures of £0.6 billion at 31 December 2009 (2008 - £0.7 billion).

Risk and capital management (continued)

Market turmoil exposures: Special purpose entities

The Group arranges securitisations to facilitate client transactions and undertakes securitisations to sell financial assets or to fund specific portfolios of assets.  The Group also acts as an underwriter and depositor in securitisation transactions involving both client and proprietary transactions.  In a securitisation, assets, or interests in a pool of assets, are transferred generally to a special purpose entity (SPE) which then issues liabilities to third party investors.  SPEs are vehicles established for a specific, limited purpose, usually do not carry out a business or trade and typically have no employees. They take a variety of legal forms - trusts, partnerships and companies - and fulfil many different functions.  As well as being a key element of securitisations, SPEs are also used in fund management activities to segregate custodial duties from the fund management advice provided by the Group.

The table below sets out the asset categories together with the carrying amount of the assets and associated liabilities for those securitisations and other asset transfers, other than conduits (discussed below), where the assets continue to be recorded on the Group's balance sheet.

	2009		2008
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

Residential mortgages	69,927	15,937	55,714*	20,075
Credit card receivables	2,975	1,592	3,004	3,197
Other loans	36,448	1,010	1,679	1,071
Finance lease receivables	597	597	1,077	857

* revised

Key points

•	The increase in both residential mortgages and other loan assets in the year principally relates to assets securitised to facilitate access to central bank liquidity schemes.

•	As all notes issued by own-asset securitisation SPEs are purchased by Group companies, assets are significantly greater than securitised liabilities.

Conduits

Group-sponsored conduits can be divided into multi-seller conduits and own-asset conduits.  The Group consolidates both types of conduit where the substance of the relationship between the Group and the conduit vehicle is such that the vehicle is controlled by the Group.  The total assets held by Group-sponsored conduits were £27.4 billion at 31 December 2009 (2008 - £49.9 billion). Liquidity commitments from the Group to the conduit exceed the nominal amount of assets funded by the conduit as liquidity commitments are sized to cover the funding cost of the related assets.

Group-sponsored multi-seller conduits

Multi-seller conduits account for 43% of the total liquidity and credit enhancements committed by the Group at 31 December 2009 (2008 - 69.4%).

Risk and capital management (continued)

Market turmoil exposures: Special purpose entities (continued)

Key points

•

The maturity of commercial paper issued by the Group's conduits is managed to mitigate the short-term contingent liquidity risk of providing back-up facilities. The Group's limits sanctioned for such liquidity facilities at 31 December 2009 totalled approximately £25.0 billion (2008 - £42.9 billion).  For a very small number of transactions within one multi-seller conduit the liquidity facilities have been provided by third-party banks. This typically occurs on transactions where the third-party bank does not use, or have, its own conduit vehicles.

•

The Group's maximum exposure to loss on its multi-seller conduits is £25.2 billion (2008 - £43.2 billion), being the total amount of the Group's liquidity commitments plus the extent of programme-wide credit enhancements of conduit assets for which liquidity facilities were provided by third parties.

•

The Group's multi-seller conduits have continued to fund the vast majority of their assets solely through ABCP issuance.  There have been no significant systemic failures within the financial markets similar to that experienced in the second half of 2008 following Lehman Brothers bankruptcy filing in September 2008. The improvement in market conditions has allowed these conduits to move towards more normal ABCP funding and reduced the need for backstop funding from the Group.

Group-sponsored own-asset conduits

The Group's own-asset conduit programmes have been established to diversify the Group's funding sources.  The conduits allow the Group to access central government funding schemes and the external ABCP market.

The Group holds three own-asset conduits which have assets that have previously been funded by the Group.  These vehicles represent 56% (2008 - 25%) of the Group's conduit business (as a percentage of the total liquidity and credit enhancements committed by the Group), with £7.7 billion of ABCP outstanding at 31 December 2009 (2008 - £14.8 billion).  The Group's maximum exposure to loss on its own-asset conduits is £34.2 billion (2008 - £15.9 billion), being the total drawn and undrawn amount of the Group's liquidity commitments to these conduits.  This comprises committed liquidity of $40.8 billion (£25.1 billion) to an own-asset conduit established to access the Bank of England's open market operations and £9.1 billion to other own-asset conduits.  One of these conduits was established for contingent funding and at 31 December 2009 it had no commercial paper outstanding, the Group's liquidity commitment to this conduit is not included in the table below.

Risk and capital management (continued)

Market turmoil exposures: Special purpose entities (continued)

Group exposure to consolidated conduits

The exposure to conduits which are consolidated by the Group is set out below.

	2009			2008
	Core	Non-Core	Total
	£m	£m	£m	£m

Total assets held by the conduits	23,409	3,957	27,366	49,857

Commercial paper issued	22,644	2,939	25,583	48,684

Liquidity and credit enhancements:
Deal specific liquidity:
- drawn	738	1,059	1,797	1,172
- undrawn	28,628	3,852	32,480	57,929
PWCE (1)	1,167	341	1,508	2,391

	30,533	5,252	35,785	61,492

Maximum exposure to loss (2)	29,365	4,911	34,276	59,101

Notes:

(1)	Programme-wide credit enhancement.
(2)

Maximum exposure to loss is determined as the Group's total liquidity commitments to the conduits and additionally programme-wide credit support which would absorb first loss on transactions where liquidity support is provided by a third party. Third party maximum exposure to loss is reduced by repo trades conducted with an external counterparty.

During the period both multi-seller and own asset conduit assets have been reduced in line with the wider Group balance sheet management.

Third-party-sponsored conduits

The Group also extends liquidity commitments to multi-seller conduits sponsored by other banks, but typically does not consolidate these entities as the Group does not retain the majority of risks and rewards.

Risk and capital management (continued)

Market turmoil exposures: Special purpose entities (continued)

Third-party-sponsored conduits (continued)

The Group's exposure from third-party conduits is analysed below.

	2009			2008
	Core	Non-Core	Total
	£m	£m	£m	£m

Liquidity and credit enhancements:
Deal specific liquidity:
- drawn	223	120	343	3,078
- undrawn	206	38	244	198
Programme-wide liquidity:
- drawn	-	-	-	102
- undrawn	-	-	-	504

	429	158	587	3,882

Maximum exposure to loss (1)	429	158	587	3,882

Note:

(1)

Maximum exposure to loss is determined as the Group's total liquidity commitments to the conduits and additionally programme-wide credit support which would absorb first loss on transactions where liquidity support is provided by a third party.

Structured investment vehicles

The Group does not sponsor any structured investment vehicles.

Investment funds set up and managed by the Group

The Group has established and manages a number of money market funds for its customers.  When a new money market fund is launched, the Group typically provides a limited amount of seed capital to the funds.  The Group has investments in these funds of £776 million at 31 December 2009 (2008 - £107 million).  The investors in both money market and non-money market funds have recourse to the assets of the funds only.  These funds are not consolidated by the Group. At 31 December 2009 the Group had exposure to one fund amounting to £145 million (2008 - £144 million).

The Group's money market funds held assets of £9.6 billion at 31 December 2009 (2008 - £13.6 billion).

The Group has also established a number of non-money market funds to enable investors to invest in a range of assets including bonds, equities, hedge funds, private equity and real estate. The Group's non-money market funds had total assets of £14.9 billion at 31 December 2009 (2008 - £18.7 billion).  In January 2010, the Group entered into a sale agreement with Aberdeen Asset Management plc for assets of £13.3 billion in these funds.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 February 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat